Filed by: New Valley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. No. 1-2493
For Immediate Release
NEW VALLEY SPECIAL COMMITTEE RETAINS INDEPENDENT
FINANCIAL AND LEGAL ADVISORS
NEW YORK, NY, October 19, 2005 – The Special Committee of the Board of Directors of New Valley Corporation (NASDAQ: NVAL) today announced that it has engaged The Blackstone Group L.P. as its financial advisor and Kirkland & Ellis LLP as its legal advisor to assist in its evaluation of the previously announced proposal by Vector Group Ltd. (NYSE: VGR) to commence an exchange offer to New Valley stockholders to purchase all of the outstanding shares of common stock of New Valley that it does not already own.
The Special Committee expects to carefully evaluate the proposed offer with its financial and legal advisors. The Special Committee has not yet made any recommendation regarding the proposed offer to the New Valley stockholders and urges New Valley stockholders to take no action regarding the proposed offer until the Special Committee has made its recommendation. At the request of the Special Committee, New Valley understands that Vector has agreed to delay the filing of its offering materials with the Securities and Exchange Commission until on or about October 19, 2005. If the exchange offer is commenced, stockholders are urged to read Vector’s offer materials and New Valley’s Solicitation/Recommendation Statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission, because they will contain important information.
About New Valley
New Valley is currently engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties. New Valley has a 50% ownership interest in Douglas Elliman Realty, LLC, which operates the largest residential real estate brokerage company in the New York metropolitan area. Additional information concerning the company is available on the company’s website, www.newvalley.com.
Forward Looking Statements
This press release contains certain forward-looking statements, which are generally identifiable by words such as “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and other similar expressions. Forward-looking statements are based on information available at the time. Forward-looking statements involve judgments, estimates, known and unknown risks, uncertainties, contingencies and other factors, and actual results could differ from those expressed in, or implied by, such statements due to a number of factors. These risks, uncertainties and contingencies include those set forth in New Valley’s Annual Report on Form 10-K, and other factors detailed from time to time in its other filings with the Securities and Exchange Commission (the “SEC”) or in Vector’s filings with the SEC. Factors that could affect whether the transaction that is the subject of the proposed offer is completed or whether the expectations will be realized include the terms of the exchange offer (if made), the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of all other conditions, whether New Valley’s stockholders tender their shares in the exchange offer, the receipt of any regulatory approvals for the transaction, the actual results of New Valley and other similar matters. New Valley does not undertake any obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.
Additional Information and Where To Find It
This announcement does not constitute an offer or invitation to purchase any securities. In connection with the proposed transaction, New Valley expects that Vector will file offer materials with the SEC. In addition, if Vector commences the exchange offer, New Valley will file certain materials with the SEC, including a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the offer materials (when available) and other documents filed by Vector or New Valley with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement (when available), as well as New Valley’s related filings with the SEC, from New Valley by directing a request to New Valley Corporation, 100 S.E. Second Street, Miami, Florida 33131, Attention: Investor Relations or at (305) 579-8000. In addition, New Valley expects that investors and security holders may obtain a free copy of the offer materials (when available), as well as Vector’s related filings with the SEC, from Vector by directing a request to Vector Group Ltd., 100 S.E. Second Street, Miami, Florida 33131, Attention: Investor Relations or at (305) 579-8000.
Contacts:
Judith Wilkinson/Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
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